21002036

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50205

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FLORIDA ATLANTIC SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9130 S DADELAND BLVD., STE #1600
(No. and Street)

MIAMI (City) FL (State) 33156 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KSDT & CO.
(Name – if individual, state last, first, middle name)

9300 S DADELAND BLVD., STE #600 (Address) MIAMI (City) FL (State) 33156 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOSE R FERNANDEZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FLORIDA ATLANTIC SECURITIES CORP., as of DECEMBER 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

— NONE —

IDOLIDIA C. FELIZ
Notary Public - State of Florida
Commission # GG 299512
My Comm. Expires Jun 3, 2023
Bonded through National Notary Assn.

Signature

CFO/TREASURER

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report of Independent Registered Public Accounting Firm on statement of exemption

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FLORIDA ATLANTIC SECURITIES CORP.

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED DECEMBER 31, 2020

FLORIDA ATLANTIC SECURITIES CORP.

YEAR ENDED DECEMBER 31, 2020

TABLE OF CONTENTS

KSDT CPA
ADVISORY | TAX | ASSURANCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Florida Atlantic Securities Corp.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Florida Atlantic Securities Corp. as of December 31, 2020, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Florida Atlantic Securities Corp. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Florida Atlantic Securities Corp.'s management. Our responsibility is to express an opinion on Florida Atlantic Securities Corp.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Florida Atlantic Securities Corp. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Florida Atlantic Securities Corp.'s financial statements. The supplemental information is the responsibility of Florida Atlantic Securities Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

We have served as Florida Atlantic Securities Corp.'s auditor since 1997.

Miami, Florida

February 16, 2021

MIAMI
305.670.3370
9300 S. Dadeland Blvd. | Suite 600
Miami, Florida | 33156

WESTON
954.485.5788
1625 N. Commerce Parkway | Suite 315
Weston, Florida | 33326

FLORIDA ATLANTIC SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

ASSETS

Cash	$ 56,097
Due from clearing broker	2,129,765
Accounts receivable	379,147
2% notes receivable from stockholders, including accrued interest of $1,965	153,085
Trading securities owned, all marketable at fair value, original cost $1,728,247	1,721,664
Prepaid expenses and other	30,850
Operating lease right-of-use asset	240,274
TOTAL ASSETS	$ 4,710,882

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Accounts payable:	
Due to correspondent broker for cost of trading securities owned	$ 1,466,698
Due to others	36,689
TOTAL ACCOUNTS PAYABLE	1,503,387
Accrued salaries and commissions	403,139
Operating lease liability	247,850
TOTAL LIABILITIES	2,154,376
STOCKHOLDERS' EQUITY:	
Common stock, $.01 par value; voting shares, Class A; authorized 2,000,000 shares; issued and outstanding 398,695 shares	3,987
Common stock, $.01 par value; non-voting shares, Class B; authorized 1,000,000 shares; no shares outstanding	-
Additional paid-in capital	1,034,136
Retained earnings	1,518,383
TOTAL STOCKHOLDERS' EQUITY	2,556,506
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 4,710,882

The accompanying notes are an integral part of these financial statements.

FLORIDA ATLANTIC SECURITIES CORP.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2020

REVENUES:		
Commissions	$	1,512,811
Administrative and advisory fees		1,971,576
Firm trading loss		(10,580)
Interest and other		72,268
TOTAL REVENUES		3,546,075
OPERATING EXPENSES:		
Salaries, commissions and related costs		1,362,138
Clearance, quotation and communication costs		147,920
Occupancy expense		107,250
Other operating expenses		87,939
TOTAL OPERATING EXPENSES		1,705,247
NET INCOME	$	1,840,828

The accompanying notes are an integral part of these financial statements.

FLORIDA ATLANTIC SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2020

	Class A Common Stock		Class B Common Stock		Additional Paid-in	Retained
	Shares	Amount	Shares	Amount	Capital	Earnings
Balance - January 1, 2020	383,359	$ 3,834	-	$ -	$ 922,181	$ 1,877,555
Issuance of common stock	15,336	153	-	-	111,955	-
Distribution to stockholders	-	-	-	-	-	(2,200,000)
Net income	-	-	-	-	-	1,840,828
Balance - December 31, 2020	398,695	$ 3,987	-	$ -	$ 1,034,136	$ 1,518,383

The accompanying notes are an integral part of these financial statements.

FLORIDA ATLANTIC SECURITIES CORP.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,840,828
Adjustments to reconcile net income to net cash provided by operating activities:	
Non-cash charge to rent expense to recognize operating lease right-of-use asset	308
Changes in assets and liabilities:	
Decrease in due from clearing broker	133,313
Decrease in accounts receivable	85,527
Increase in trading securities owned	(39,044)
Increase in prepaid expenses and other	(5,099)
Increase in accounts payable	39,665
Increase in accrued salaries and commissions	16,464
NET CASH PROVIDED BY OPERATING ACTIVITIES	2,071,962
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distribution to stockholders	(2,200,000)
Issuance of common stock	81,790
NET CASH USED IN FINANCING ACTIVITIES	(2,118,210)
DECREASE IN CASH	(46,248)
CASH - BEGINNING	102,345
CASH - ENDING	$ 56,097
SUPPLEMENTAL CASH FLOW INFORMATION	
REDUCTION TO ROU ASSET RESULTING FROM REDUCTIONS TO LEASE LIABILITY	
Operating lease	$ 73,022
CASH PAID FOR AMOUNTS INCLUDED IN MEASUREMENT OF LEASE LIABILITY:	
Operating cash flow from operating lease	$ 88,855
NON-CASH FINANCING ACTIVITY:	
Issuance of common stock with notes receivable	$ 30,318

The accompanying notes are an integral part of these financial statements

FLORIDA ATLANTIC SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2020

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

The Company was incorporated under the laws of the State of Florida on April 16, 1997, for the purpose of selling investment products and securities and other financial and business services. The Company's customer base is primarily located in Florida.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Customers, Broker-Dealers, Trading Inventory and Investment Balances

The Company is a registered broker-dealer and maintains its brokerage accounts on a settlement date basis; however, the accompanying financial statements are prepared on a trade date basis using the accrual method of accounting. The Company is an introducing broker, and as such, clears all transactions through a correspondent broker who carries all customer and company accounts and maintains physical custody of customer and company securities.

All securities are valued at the quoted market price and unrealized gains and losses are included in "firm trading profit" in the statement of operations. The Company does not own any restricted or non-marketable securities at December 31, 2020.

Government and Other Regulation

The Company's business is subject to significant regulation by various government agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

As a registered broker-dealer, the Company is subject to the SEC's net capital rule (Rule 15(c) 3-1), which requires that the Company maintain a minimum net capital, as defined.

Furniture and Fixtures

Furniture and fixtures are recorded at cost and depreciated on a straight-line basis over their estimated useful lives, which is five years. As of December 31, 2020, the Company's furniture and fixtures are fully depreciated with no net book value.

The costs of maintenance and repairs of furniture and fixtures are charged to expense as incurred. Costs of renewals and betterments are capitalized in the proper accounts. When furniture and fixtures are replaced, retired, or otherwise disposed of, the cost of such furniture and fixtures and accumulated depreciation are deducted from the asset and depreciation reserve accounts. The related profit or loss, if any, is recorded in the statement of operations.

Cash

The Company maintains deposits at financial institutions that, from time to time, may exceed federally insured limits. The exposure of the Company from these transactions is solely dependent upon daily account balances and the financial strength of the respective institution. At December 31, 2020, the Company had no deposits in excess of federally insured limits.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

For brokerage commissions the Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on a trade date basis (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

The Company recognizes administrative and advisory fees at the point in time the transaction is complete. Revenue is generated from a single transaction price and there is no need to allocate the amounts across more than a single revenue stream.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles "GAAP", requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Financial Instruments with Off-Balance-Sheet Risk

The Company, under its correspondent agreement with its clearing broker, has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is therefore exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. The Company has never been required to make a payment under this indemnification. In addition, the Company believes that it is unlikely it will have to make a material payment under this indemnity and accordingly has not recorded any contingent liability in its financial statements.

Fair Value of Financial Instruments

The financial position of the Company at December 31, 2020 includes certain financial instruments that may have a fair value that is different from the value currently reflected in the financial statements. In reviewing the financial instruments of the Company, certain assumptions and methods were used to determine the fair value of each category of financial instruments for which it is practicable to estimate that value.

The carrying amounts of the Company's financial instruments generally approximate their fair values at December 31, 2020.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company, with the consent of their respective stockholders, has elected to be taxed as an S Corporation. As an S Corporation, the Company's stockholders are responsible for all federal and state income taxes. Accordingly, no provision for income taxes is presented in the accompanying financial statements. The Company files its returns under U.S. Federal and State jurisdictions. These returns are subject to income tax examinations by major taxing authorities generally for three years after the returns are filed. Therefore, the current year and the three preceding years remain subject to examination as of December 31, 2020.

Leases

The Company accounts for its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in a noncancellable operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use asset (ROU) asset at the commencement of the lease.

Lease Liabilities: A lease liability is measured based on the present value of its future lease payments. Lease payments are remeasured when any of the following occur: (1) the lease is modified (and the modification is not accounted for as a separate contract) or (2) there is a reassessment of any of the following: the lease term, purchase options or amounts that are probable of being owed under a residual value guarantee. The discount rate is the implicit rate if it is readily determinable; otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable; accordingly, the Company uses its incremental borrowing rate based on the information available at the commencement date for each lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The Company determines its incremental borrowing rates by starting with interest rates on its recent borrowings and other observable market rates and adjusting those rates to reflect differences in the amount of collateral and the payment terms of the leases.

ROU Assets: A lessee's ROU asset is measured at the commencement date at the amount of the initially-measured lease liability plus any lease payments made to the lessor before or at the commencement date, minus any lease incentives received; plus any initial direct costs. Unless impaired, the ROU asset is subsequently measured throughout the lease term at the amount of the lease liability (that is, present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

NOTE 3. NET CAPITAL REQUIREMENT

As a broker-dealer registered with the Securities and Exchange Commission, the Company must comply with the provisions of the Commission's "Net Capital" rules, which provide that "aggregate indebtedness", as defined, shall not exceed 15 times "Net Capital", as defined, and the "Net Capital", shall not be less than $100,000. At December 31, 2020, the Company's net capital was $1,903,992, which was $1,803,992 in excess of its required net capital of $100,000. At December 31, 2020, the Company's net capital ratio was .2310 to 1.

NOTE 4. FAIR VALUE MEASUREMENTS

The carrying amounts reported in the accompanying statement of financial condition for cash, due from clearing broker, accounts receivable, trading securities owned, prepaid expenses and other, due to correspondent broker for cost of trading securities owned, due to others and accrued salaries and commissions, approximate fair value due to the short-term nature of these accounts.

A description of the valuation techniques applied to the Company's trading securities owned measured at fair value on a recurring basis is as follows:

U.S. Government Securities and Certificates of Deposit: U.S. government securities and certificate of deposits are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. government securities and certificates of deposit are generally categorized in Level 1 of the fair value hierarchy.

Corporate and Municipal Bonds: The fair value of corporate and municipal bonds is determined using recently executed transactions, market price quotations (when observable) and bond spreads obtained from independent external parties, such as vendors and brokers. The spread data used are for the same maturity as the bond. When position-specific external price data are not observable, fair value is determined based on benchmarking to similar instruments or cash flow models with yield curves. Corporate and municipal bonds are generally categorized in level 2 of the fair value hierarchy.

In accordance with GAAP, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

GAAP also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in valuing the asset or liability. The guidance establishes three levels of inputs that may be used to measure fair value:

NOTE 4. FAIR VALUE MEASUREMENTS (Continued)

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities the Company can access at the measurement date.

Level 2 — Inputs (other than quoted market prices included within Level 1) that are observable, for the asset or liability either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs for the asset or liability that are supported by little or no market activity and rely on management's assumptions about the assumptions that market participants would use in pricing the asset or liability.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. The Company reviews the fair value hierarchy classification on an annual basis. Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy.

Trading securities owned are as follows:

Corporate bonds	$ 34,500
Certificates of deposit	100,000
Municipal bonds	1,328,000
United States government bond	259,164
	$1,721,664

The United States government bond is used a deposit with the Company's clearing broker (See Note 8)

United States securities and certificates of deposit owned at December 31, 2020, as shown in the accompanying financial statements are valued at market prices and are categorized in level 1 of the fair value hierarchy. Corporate and municipal bonds owned at December 31, 2020, as shown in the accompanying financial statements are valued at market prices, other than quoted market prices included within Level 1 and are categorized in level 2 of the fair value hierarchy.

NOTE 5. ACCOUNTS RECEIVABLE

Accounts receivable as of December 31, 2020 are as follows:

Commissions and fees receivable from customers	$379,147

Commissions and fees receivable due from customers are uncollateralized earned fees arising from the Company's normal operations. Management has reviewed all accounts receivable balances and determined that these balances are fully collectible and are therefore stated at net realizable value with no allowance for doubtful accounts considered necessary.

NOTE 6. DUE FROM CLEARING BROKER

Due from clearing broker as of December 31, 2020 is as follows

Deposit account	$2,072,490
December 31, 2020 settlement receivable	34,695
Interest receivable	22,580
	$2,129,765

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

NOTE 7. NOTES RECEIVABLE FROM STOCKHOLDERS

Effective January 1, 2020, the Company entered into four promissory notes totaling $112,108 upon the issuance of 15,336 shares of the Company's stock. Payments are due in three equal annual installments commencing on April 15, 2020, with interest at two percent per annum. These notes are secured by the shares of common stock. Previous notes issued by the Company in prior years have the same terms as these new notes.

NOTE 8. FULLY DISCLOSED CLEARING AGREEMENTS

In July 2015, the Company entered into a fully-disclosed clearing agreement with National Financial Services, LLC. This agreement requires that the Company maintain a specific deposit account of $250,000. This deposit is included within the caption "Trading Securities Owned-United States government bond (see Note 4)" in the accompanying statement of financial condition. The off-balance-sheet risks to the Company under this agreement are more fully discussed in Note 2.

NOTE 9. CONCENTRATIONS

During the year ended December 31, 2020, the Company had advisory fees from one customer which totaled $886,901.

NOTE 10. COMMITMENTS

Leasing Activity

The Company entered into a 63 month lease in August 2018 for its office space in Miami, Florida. Future payments required under this lease, not including possible increases for operating expenses, together with their present value as of December 31, 2020, are as follows:

2021	$ 91,526
2022	94,268
2023	80,630
Total payments due under operating lease liabilities	266,424
Less: interest	18,574
Total operating lease liability	$247,850

The Company's office space lease requires it to make variable payments for the Company's proportionate share of the buildings property taxes and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred. Operating lease cost for the year ended December 31, 2020, amounted to $107,250, including approximately $19,000 of variable payments which are included in occupancy expense in the statement of operations.

The following summarizes the weighted average remaining lease term and discount rate as of December 31, 2020.

Weighted average remaining lease term	
Operating lease	2 years 10 months
Weighted average discount rate	
Operating lease	5.5%

NOTE11. COVID-19

On March 11, 2020, the World Health Organization declared the coronavirus (COVID-19) outbreak a pandemic. While it is premature to accurately predict how COVID-19 will ultimately affect the Company's operations long-term, the Company's ongoing profitably may experience instability and estimates included in the financial statements may be adversely impacted due to current political and economic conditions as a result of public health concerns related to COVID-19. The duration and intensity of these impacts and resulting disruption to which these events affect the Company's business will depend on future developments, which are highly uncertain and cannot be predicted at this time.

disruption to which these events affect the Company's business will depend on future developments, which are highly uncertain and cannot be predicted at this time.

NOTE 11. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 16, 2021, the date the financial statements were available to be issued. There have been no subsequent events as of the date of the financial statements were available to be issued which need to be disclosed in the accompanying financial statements.

FLORIDA ATLANTIC SECURITIES CORP.

SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2020

FLORIDA ATLANTIC SECURITIES CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
(SCHEDULE I)

AS OF DECEMBER 31, 2020

NET CAPITAL:		
Total stockholders' equity	$	2,556,506
Add: Liabilities subordinated to claims of general creditors		-
Total Capital and Allowable Subordinated Loans	$	2,556,506
Less: Non-Allowable Assets and Other Deductions:		
Non-Allowable portion of Accounts Receivable	$	379,147
2% Notes receivable from stockholders, including accrued interest of $2,423		153,085
Operating lease right-of-use asset		240,274
Prepaid expenses and other		30,850
TOTAL NON-ALLOWABLE ASSETS AND OTHER DEDUCTIONS	$	803,356
Add: Operating lease liability	$	247,850
Net Capital Before Haircuts on Security Positions	$	2,001,000
Less: Haircuts on Securities, Computed, where Applicable, Pursuant to 15c3-1(f):		
Exempted Securities	$	89,525
Debt Securities		4,358
Other Securities		3,125
Total Haircuts on Security Positions	$	97,008
Net Capital	$	1,903,992

NOTE - There are no significant differences in the computation of adjusted net capital between the unaudited broker-dealer focus report and the audited annual report

FLORIDA ATLANTIC SECURITIES CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
(SCHEDULE I) (Continued)

AS OF DECEMBER 31, 2020

AGGREGATE INDEBTEDNESS:

Items included in statement of financial condition:		
Accounts payable - due to non-customers	$	36,689
Accrued salaries and commissions		403,139
TOTAL AGGREGATE INDEBTEDNESS	$	439,828

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required (6 2/3 Percent of Total Aggregate Indebtedness)	$	29,322
Minimum Net Capital Requirement	$	100,000
Excess Net Capital (Net Capital Less Net Capital Required)	$	1,803,992
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	1,783,992
Percentage of aggregate indebtedness to net capital		23.10%

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Not-applicable

FLORIDA ATLANTIC SECURITIES CORP.

STATEMENT ON EXEMPTION FROM THE COMPUTATION
FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
(SCHEDULE II)

AS OF DECEMBER 31, 2020

The Company claims an exemption from Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

The Company was in compliance with the conditions of the exemption for the year ended December 31, 2020.

FLORIDA ATLANTIC SECURITIES CORP.

STATEMENT ON EXEMPTION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
(SCHEDULE III)

AS OF DECEMBER 31, 2020

The Company claims an exemption from Rule 15c3-3 under Section (k)(2)(ii) in that all customer transactions clear through another broker-dealer on a fully disclosed basis. The clearing firm is National Financial Services, LLC, a wholly owned subsidiary of Fidelity Brokerage Co.

The Company was in compliance with the conditions of the exemption for the year ended December 31, 2020.

KSDT
ADVISORY | TAX | ASSURANCE CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Florida Atlantic Securities Corp.

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Florida Atlantic Securities Corp. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Florida Atlantic Securities Corp. claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii) and (2) Florida Atlantic Securities Corp. stated that Florida Atlantic Securities Corp. met the identified exemption provisions throughout the most recent fiscal year without exception. Florida Atlantic Securities Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Florida Atlantic Securities Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

Miami, Florida

February 16, 2021

MIAMI
305.670.3370
9300 S. Dadeland Blvd. | Suite 600
Miami, Florida | 33156

WESTON
954.485.5788
1625 N. Commerce Parkway | Suite 315
Weston, Florida | 33326

FLORIDA ATLANTIC SECURITIES CORP.

Exemption Report pursuant to SEC Rule 17a-5

For the Year Ended December 31, 2020

Florida Atlantic Securities Corp is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of the Company's knowledge and belief, the Company states the following:

Florida Atlantic Securities Corp. operates pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provision for the year ended December 31, 2020, without exception.

We affirm to the best of our knowledge and belief, this Exemption Report is true and correct.

Alan Pareira, CEO

Jose Fernandez, Secretary-Treasurer